How Arconic's Board feels about pay for performance:

-69%
Total shareholder return as Alcoa's CEO

$128 Million
Amount paid to Dr. Kleinfeld over 9 years as Alcoa's CEO



MORE THAN $15 BILLION OF VALUE DESTROYED

SOURCE: BLOOMBERG. -69% RETURN DATE RANGE: 5/1/2008 – 10/31/2016. $128M IS DR. KLEINFELD'S TOTAL COMPENSATION AS CEO REPORTED IN ALCOA'S PROXY STATEMENTS FROM 2009 – 2016, AND ARCONIC'S 2017 PRELIMINARY PROXY STATEMENT. $15B DECLINE IN VALUE IS THE DECLINE IN ALCOA'S MARKET CAPITALIZATION BETWEEN 5/1/2008 AND 10/31/2016.

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 **NEW ARCONIC**

The Annual Meeting of Shareholders of Arconic Inc. to be held on May 25, 2017, is approaching

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